SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

RCS Capital Corporation

(Name of Issuer)

Class A Common Stock, par value $0.001

(Title of Class of Securities)

74937W102

(CUSIP Number)

John F. Hartigan, Esq.

Morgan, Lewis & Bockius LLP

300 S. Grand Avenue, 22nd Floor

Los Angeles, CA 90071

(213) 612-2500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 19, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74937W102		13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Principal Holdings I, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 5,000,000 shares of Class A common stock(1)

	9	Sole Dispositive Power

	10	Shared Dispositive Power 5,000,000 shares of Class A common stock(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,000,000 shares of Class A common stock(1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 5.7%

14	Type of Reporting Person PN

(1)         Represents shares of Class A common stock issuable upon conversion of Series D-1 Preferred Stock.  See Item 5.

CUSIP No. 74937W102		13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Principal Holdings I GP, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 5,000,000 shares of Class A common stock(1)

	9	Sole Dispositive Power

	10	Shared Dispositive Power 5,000,000 shares of Class A common stock(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,000,000 shares of Class A common stock(1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 5.7%

14	Type of Reporting Person OO

(1)         Represents shares of Class A common stock issuable upon conversion of Series D-1 Preferred Stock.  See Item 5.

Responses to each item of this Statement on Schedule 13D are incorporated by reference into the response to each other item, as applicable.

Item 1.         Security and Issuer

This Statement on Schedule 13D relates to the Class A common stock, par value $0.001 (the “Class A common stock”), of RCS Capital Corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 405 Park Avenue, 14th Floor, New York, New York, 10022.

Item 2.         Identity and Background

This Statement on Schedule 13D is filed jointly by (i) Apollo Principal Holdings I, L.P. (“Principal I”), a Delaware limited partnership, and (ii) Apollo Principal Holdings I GP, LLC (“Principal I GP”), a Delaware limited liability company (collectively, the “Reporting Persons”).  The principal address for each of Principal I and Principal I GP is One Manhattanville Road, Suite 201, Purchase, New York 10577.

Principal I holds shares of the Issuer’s 11% Series D-1 Convertible Preferred Stock, par value $0.001 per share (the “Series D-1 Preferred Stock”) and is principally engaged in holding securities of the Issuer and in serving as the member and manager of Apollo investment advisor entities.  Principal I GP serves as the general partner of Principal I and is principally engaged in serving as the general partner of Principal I.

Attached as Appendix A to Item 2 is information concerning the managers of Principal I GP and other entities as to which such information is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

None of the Reporting Persons nor any of the persons or entities referred to in Appendix A to Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.         Source and Amount of Funds or Other Consideration

Principal I acquired the shares of Series D-1 Preferred Stock that it holds through a cash purchase from the Issuer for an aggregate purchase price of $25,000,000.  Principal I obtained the funds to purchase the shares of Series D-1 Preferred Stock that it holds from its working capital.

Item 4.         Purpose of Transaction

All of the shares of Series D-1 Preferred Stock that are held of record by Principal I as reported herein were acquired for investment purposes.  The Reporting Persons retain the right to change their investment intent, from time to time to acquire additional Series D-1 Preferred Stock or other securities of the Issuer, or to convert, sell or otherwise dispose of all or part of the Series D-1 Preferred Stock or other securities of the Issuer, if any, beneficially owned by them, in any manner permitted by law.  The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.  None of the Reporting Persons currently has any plans or proposals which would be related to or would result in any of the matters described in Items 4(a)-(j) of the Instructions to Schedule 13D.  However, as part of the ongoing evaluation of investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer or other third parties regarding such matters.

Item 5.         Interest in Securities of the Issuer

Principal I is the record owner of an aggregate of 1,000,000 shares of the Issuer’s Series D-1 Preferred Stock, which, pursuant to the Certificate of Designation for the Series D-1 Preferred Stock, are convertible into 5,000,000 shares of the Issuer’s Class A common stock based on the conversion price as determined in accordance with the Certificate of Designation.  The conversion price of the Series D-1 Preferred Stock, and correspondingly the number of shares of Class A common stock issuable upon conversion of the shares of Series D-1 Preferred Stock held by Principal I, is subject to adjustment from time to time pursuant to the Certificate of Designation.  The 5,000,000 shares of the Issuer’s Class A common stock issuable upon conversion of the shares of Series D-1 Preferred Stock held by Principal I represents approximately 5.7% of the Issuer’s outstanding Class A common stock.  Each of the Reporting Persons disclaims beneficial ownership of all of the securities of the Issuer included in this report, and the filing of this report shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose.

(a)                                 See also the information contained on the cover pages of this Statement on Schedule 13D which is incorporated herein by reference.  The percentage of Class A common stock beneficially owned by each Reporting Person is based on an aggregate of 87,758,135 shares of Class A common stock, consisting of the sum of: (i) 77,296,297 outstanding shares of Class A common stock of the Issuer as of August 10, 2015, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 11, 2015, and after giving effect to the issuance of 5,000,000 shares of Class A common stock issuable upon conversion of the shares of Series D-1 Preferred Stock held by Principal I, and (ii) 5,461,843 shares of Class A common stock issued by the Issuer on August 20, 2015, as reported by the Issuer in its Current Report on Form 8-K filed with the Securities and Exchange Commission on August 21, 2015.

(b)                                 See the information contained on the cover pages of this Statement on Schedule 13D, which is incorporated herein by reference.

(c)                                  There have been no reportable transactions with respect to the Class A common stock of the Issuer within the last 60 days by the Reporting Persons other than as described in this Schedule 13D.

(d)                                 Not applicable.

(e)                                  Not applicable.

Item 6.         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Investment Agreement

On August 6, 2015, Apollo Management Holdings, L.P., an affiliate of Principal I, and the Issuer entered into an Investment Agreement, under which the Issuer agreed to sell an aggregate of 1,000,000 shares of Series D-1 Preferred Stock for an aggregate purchase price of $25,000,000 to Principal I, as assignee of Apollo Management Holdings, L.P.  Principal I purchased 1,000,000 shares of Series D-1 Preferred Stock on August 19, 2015 pursuant to the Investment Agreement.

Certificate of Designation

On August 19, 2015, in connection with the initial purchase of shares of Series D-1 Preferred Stock by Principal I pursuant to the Investment Agreement, the Issuer filed a Certificate of Designation of 11% Series D-1 Convertible Preferred Stock, par value $0.001 per share (the “Certificate of Designation”) with the Secretary of State of the State of Delaware.  The Certificate of Designation initially authorizes 1,000,000 shares of Series D-1 Preferred Stock, subject to adjustment as described in the Certificate of Designation.

Under the terms of the Certificate of Designation, a holder of outstanding shares of the Series D-1 Preferred Stock may elect to convert any or all of the holder’s shares of Series D-1 Preferred Stock into a number of shares of Class A common stock of the Issuer as determined by dividing the liquidation preference of the Series D-1 Preferred Stock by $5.00 (the “Initial Conversion Price”).  The Initial Conversion Price is subject to adjustments on a broad-based, weighted-average basis upon the issuance of shares of common stock of the Issuer or certain equivalent securities at a price per share less than the Initial Conversion Price as adjusted to date, including upon a stock split, dividends, exchanges, mergers or consolidations, or certain other dilutive issuances, subject to certain exclusions., as more fully described in the Certificate of Designation.

Beginning twenty four months after the date of issuance of the Series D-1 Preferred Stock, the Issuer may, subject to satisfaction of certain conditions regarding the trading price and trading volume of the Class A common stock, elect to convert all or a portion of the outstanding shares of the Series D-1 Preferred Stock.  The Issuer may not exercise its right to convert the Series D-1 Preferred Stock more than two times in any twelve month period.

The Certificate of Designation limits the number of shares of Class A common stock that may be held by a holder of the Series D-1 Preferred Stock upon conversion of the Series D-1 Preferred Stock to no more than 24.9% of the Class A common outstanding on the trading day immediately preceding the holder’s election to convert the Series D-1 Preferred Stock, in the aggregate when combined with shares held by any person aggregated with the holder under the rules of the Financial Industry Regulatory Authority, Inc. (“FINRA”) unless FINRA approves ownership in excess of 24.9% in advance.

Under the Certificate of Designation, the holders of Series D-1 Preferred Stock are entitled to vote with the holders of the Class A common stock on matters submitted for a vote of the Class A common stock, with the number of votes of the holders of Series D-1 Preferred Stock to be equal to the number of shares of Class A common stock issuable upon conversion of the Series D-1 Preferred Stock held by the holder.  Until the date on which Principal I or its affiliates no longer holds a majority of the outstanding Series D-1 Preferred Stock or less than 25% of the Series D-1 Preferred Stock remains outstanding due to conversion of the Series D-1, Principal I, as the holder of Series D-1 Preferred Stock, will also have the right to, voting separately, elect two directors to the Issuer’s board of directors.

The Certificate of Designation also provides for payment of dividends to holders of Series D-1 Preferred Stock, and the redemption of the Series D-1 Preferred Stock by the Issuer under certain circumstances.

Registration Rights Agreement

On August 19, 2015, in connection with Principal I’s purchase of Series D-1 Preferred Stock under the Investment Agreement, the Issuer and Principal I entered into a Registration Rights Agreement (the “Registration Rights Agreement”).  Under the Registration Rights Agreement, the Issuer agreed to file a registration statement on or prior to October 5, 2015 for the purpose of registering the resale of the shares of Series D-1 Preferred Stock issued to Principal I under the Investment Agreement and the shares of the Class A Common Stock issuable upon conversion of the shares of Series D-1 Preferred Stock held by Principal I.  The Registration Rights Agreement contains other customary provisions with respect to the filing of prospectus supplements, the deferral of filing of the registration statement or any supplements upon the occurrence of certain circumstances, and the registration procedures that will be followed.

The summaries of the Investment Agreement, the Certificate of Designation and the Registration Rights Agreement as described in this Item 6 and elsewhere in this Statement on Schedule 13D, do not purport to be complete and are qualified in their entirety by reference to such agreements and the Certificate of Designation, which are attached to this Statement on Schedule 13D as Exhibit 2, Exhibit 3 and Exhibit 4, and are incorporated herein by this reference.

Item 7.         Material to be Filed as Exhibits

Exhibit 1:                                           Agreement of Joint Filing dated as of August 28, 2015, by and among the Reporting Persons

Exhibit 2:                                           Investment Agreement dated as of August 6, 2015 (incorporated herein by reference to Exhibit 10.2 to the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 11, 2015 (File No. 001-35924)

Exhibit 3:                                           Certificate of Designation of 11% Series D-1 Convertible Preferred Stock (incorporated herein by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 20, 2015 (File No. 001-35924)

Exhibit 4:                                           Registration Rights Agreement dated as of August 19, 2015 between the Issuer and Principal I (incorporated herein by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 20, 2015 (File No. 001-35924)

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such person is true, complete and correct.

Dated:  August 28, 2015

APOLLO PRINCIPAL HOLDINGS I, L.P.

By:	Apollo Principal Holdings I GP, LLC,
its general partner

By: /s/ Jessica L. Lomm
Jessica L. Lomm
Vice President

APOLLO PRINCIPAL HOLDINGS I GP, LLC

By:	/s/ Jessica L. Lomm
Jessica L. Lomm
Vice President

APPENDIX A

The following sets forth information with respect to the managers of Principal I GP.  Capitalized terms used herein without definition have the meanings assigned thereto in the Schedule 13D to which this Appendix A relates.

Messrs. Leon D. Black, Joshua Harris and Marc Rowan are the managers Principal I GP.  The principal occupations of each of Messrs. Black, Harris and Rowan is to act as managers of Principal I GP and as managers, directors and executive officers of other related investment managers and advisors.

The business address of each of Messrs. Black, Harris and Rowan is 9 West 57th Street, 43rd Floor, New York, New York 10019.  Messrs. Black, Harris and Rowan are each a citizen of the United States.  Each of Messrs. Black, Harris and Rowan disclaim beneficial ownership of all of the securities of the Issuer included in this report, and the filing of this report shall not be construed as an admission that any such person is the beneficial owner of any such securities for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose.